Mail Stop 3561

June 26, 2009

Douglas L. Foshee
President and Chief Executive Officer
El Paso Corporation
El Paso Building
1001 Louisiana Street
Houston, Texas 77002

> **Re:**   **El Paso Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement**
> **Filed March 17, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 001-14365**

Dear Mr. Foshee:

        We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008

Risk Factors, page 29

Estimating our reserve, production and future net cash flow is inherently imprecise, page 34

1.   We note your statement, "Due to a lack of substantial, if any, production data, there are
        greater uncertainties in estimating proved undeveloped reserves, proved developed non-
        producing reserves and proved developed reserves that are early in their production life."
        With a view toward possible disclosure, please explain to us whether these "greater
        uncertainties" preclude reasonably certain recovery of the volumes you have cited here.
        Include the portion of reserves included in each of these three progression levels.

Management's Discussion and Analysis of Financial Condition and Results of …, page 46

Results of Operations, page 50

2.   We note your disclosure of cash operating costs on page 59, which we read to be the cash
        operating costs required to produce your natural gas and oil production volumes and
        includes total operating expenses less depreciation, depletion, and amortization expense,
        ceiling test or impairment charges, transportation costs and costs of products on a per
        Mcfe basis. Please explain to us how you considered whether this measure is a non-
        GAAP measure and how you complied with the guidance in Release No. 33-8176:
        Conditions for Use of Non-GAAP Financial Measures.

Reserve Replacement Ratio/Reserve Replacement Costs, page 59

3.   We note that the calculation of these two reserve replacement metrics does not explicitly
        utilize proved undeveloped reserves or the associated estimated future development costs.
        Please expand your presentation to add these metrics that have been calculated with
        proved undeveloped reserves and the associated estimated future development costs.
        You may refer to "Disclosure of Certain Operating Measures", pages B-2 to B-4, of
        Appendix B to of the AICPA International Practices Task Force report dated September
        27, 2004 for guidance.

Notes to Consolidated Financial Statements

Note 2. Acquisitions and Divestitures, page 104

4.   Please explain to us what you mean when you say "…we reflect the net cash flows
        generated from these businesses as a contribution to our continuing operations in cash
        from *continuing* financing activities." We are unclear on the significance of continuing
        used in conjunction with financing activities. Please contrast this item to the line item

contained in operating activities. Finally, please advise how any proceeds from sale of discontinued operations are classified in your statements of cash flows.

Note 5. Income Taxes, page 106

5.   Please explain to us how your Deferred Tax Assets and Liabilities as shown in Note 5 on page 107 reconcile to those amounts shown on the Consolidated Balance Sheets.

6.   We assume your disclosure regarding the provision of a valuation allowance associated with Brazil net operating losses and ceiling charges is intended to address the disclosure requirements of paragraph 43 of SFAS no. 109 as it relates to valuation allowance changes. If so, please confirm that there are no other significant items affecting the change in the year-end valuation allowance. It appears there is valuation allowance associated with deferred tax assets other than Brazil net operating losses. Existing practice is to provide general disclosure of the items to which the valuation allowance relates. Please note for future filings.

Note 12. Debt, Other Financing Obligations and Other Credit Facilities, page 119

7.   We note your statement under Other Restrictions and Provisions at the bottom of page 122 that you are subject to potential limitations on the ability of some of your subsidiaries to declare and pay dividends and potential limitations on some of your subsidiaries to participate in your cash management program. Please explain to us how you considered the guidance in Item 4.08(e) of Regulation S-X and the need to provide Schedule I as discussed in Rule 5.04(c) of Regulation S-X.

Supplemental Natural Gas and Oil Operations (Unaudited), page 145

Natural Gas and Oil Reserves, page 147

8.   Paragraph 11 of FAS 69 requires the explanation of "significant changes" to your disclosed proved reserves. Please amend your future documents to explain the details of your proved reserves divestment during 2008. Include the items you have disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 57.

Changes in Standardized Measure of Discounted Future Net Cash Flow, page 151

9.   It appears that the "Previously estimated development costs incurred during the period" for 2008 - $141 million – is 6% of the estimated future development costs presented in the 2007 year-end standardized measure. The average for this line item in the prior three years is 10% which implies monetization of your proved undeveloped reserves over the next ten years. With a view toward possible disclosure, please explain the reason(s) for

the deferred expenditure of PUD development capital. Address how you have determined that these (presumably) adjacent PUD locations will not be significantly depleted by the scheduled drilling date.

Controls and Procedures, page 153

Evaluation of Disclosure Controls and Procedures, page 153

10.   We note that your evaluation "as to the effectiveness, design and operation of [your] disclosure controls and procedures … considered the various processes carried out under the direction of [your] disclosure committee in an effort to ensure that information required to be disclosed [in your SEC reports] is accurate, complete and timely." Please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Exhibit Index, page 157

11.   Please file complete copies of your material contracts filed as exhibits to your Form 10-K, including all exhibits, attachments and schedules to these agreements. For example, we note that you have not filed the exhibits to your credit agreement listed as Exhibit 10.A in your exhibit index.

Exhibit 99A

12.   The reserves audit report included as an exhibit does not affirm your statement on pages 19, 78 and 146, "The scope of the audit performed by Ryder Scott included the preparation of an independent estimate of proved natural gas and oil reserves estimates [emphasis added] for fields comprising approximately 80 percent of our total worldwide present value of future cash flows (pretax)." Please explain to us the basis for your statement.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Executive Compensation, page 31</u>

<u>Compensation Discussion and Analysis, page 31</u>

<u>V. 2008 Compensation Decisions, page 37</u>

<u>2008 Annual Cash Incentive Awards for 2008 Performance, page 38</u>

<u>El Paso Performance, page 41</u>

13.   In the bulleted list at the bottom of page 41, you set forth your actual performance
       relative to your four corporate financial goals and then state that your actual performance
       "collectively resulted in a determination of a corporate achievement level of 100%."
       Please tell us how the compensation committee determined that the actual performance
       collectively resulted in a corporate achievement level of 100%.

<u>Form 10-Q for the Fiscal Quarter Ended March 31, 2009</u>

<u>Condensed Consolidated Statements of Income, page 3</u>

14.   Please tell us your basis in GAAP, promulgated or accepted practice, for presenting
       dividends per common share on the face of your Statement of Income. Please note that
       we believe Rule 3-04 of Regulation S-X limits such presentation to the statement of
       shareholders equity.

                                          * * * * *

       Please respond to these comments within 10 business days or tell us when you will
provide us with a response. You may wish to provide us with marked copies of your disclosure
to expedite our review. Please furnish a letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in these filings to be certain that the filings include all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director